UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36619

CUSIP Number: N01045207

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I – REGISTRANT INFORMATION

Affimed N.V.

Full Name of Registrant

Not Applicable

Former Name if Applicable

Gottlieb-Daimler-Straße 2

Address of Principal Executive Office (Street and Number)

68165 Mannheim, Germany

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Affimed N.V. (the “Company”) was unable to file, without unreasonable effort and expense and within the prescribed time period, its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Form 20-F”). The Company must enhance its liquidity position such that management can conclude that the Company will, on a more-likely-than-not basis, have sufficient liquidity to operate as a going concern for at least twelve months from the expected issuance date of the Form 20-F.

The Company preliminarily estimates that, as of December 31, 2024, cash, cash equivalents and investments were approximately €13.0 million. The Company expects that its cash-runway is sufficient to fund its operations until the end of Q2 2025. This represents an update from the Company’s prior guidance, which projected cash-runway into Q4 2025. The Company is engaging in discussions with potential investors and partners with respect to potential strategic transactions to raise additional capital, however, there can be no assurance that the Company will be successful in raising additional capital.

Under German law, management is required to file for insolvency without undue delay if the company is deemed either illiquid or over-indebted. A company is generally considered illiquid if it is unable to meet its due payment obligations and the resulting liquidity shortfall cannot be resolved within the next three weeks. A company is generally considered over-indebted if management concludes that the company is, on a more-likely-than-not basis, unable to meet its payment obligations as and when they fall due within the next twelve months, unless the liquidation value of its assets exceeds the face value of its liabilities plus provisions for the cost of liquidation. As a result, the obligation to file for insolvency may arise even before the Company has fully depleted its available cash reserves. While, as of the date of this Form 12B-25, management continues to believe that the Company is more likely than not to raise additional capital sufficient to continue as a going concern for at least twelve months from the expected issuance date of the Form 20-F, there can be no assurance that such capital will in fact be obtained or that a mandatory insolvency filing can ultimately be avoided.

The Company plans to file the Form 20-F as soon as practicable but cannot offer assurance that it will do so within the fifteen calendar days following the prescribed due date in accordance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Shawn Leland	(49)	621-560-030
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PRELIMINARY ESTIMATES

This Form 12b-25 contains certain preliminary estimated financial information of the Company as of the year ended December 31, 2024 and certain preliminary information related to the Company’s 2025 outlook. Such preliminary information is not yet finalized, remains subject to completion and reflects management’s current estimates. The preliminary estimated financial information is subject to the finalization and closing of the accounting books and records of the Company (which have yet to be performed) and should not be viewed as a substitute for financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board. While carrying out such procedures, the Company may identify items that require adjustments to the preliminary estimates set forth in this Form 12b-25. In addition, other developments may arise between the date of this Form 12b-25 and the date that the Company reports the results for the year ended December 31, 2024, which may cause actual results to be different than the preliminary estimates set forth in this Form 12b-25. There can be no assurance that the Company’s final results will not differ from these preliminary estimates, which are forward-looking statements based only on currently available information as of the date hereof. Therefore, you should not place undue reliance on these preliminary estimates nor should you view these as a substitute for the Company’s audited financial statements for the year ended December 31, 2024. No independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to these preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary results.

The preliminary information is presented for informational purposes only and does not purport to represent the Company’s financial condition or results of operations for any future date or period. As a result, caution should be exercised in relying on this information and no inferences should be drawn from this information regarding financial or operating data not provided.

FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s ability to file the Form 20-F within the time period prescribed by Rule 12b-25, discussions with potential investors and partners with respect to potential strategic transactions to raise additional capital and the Company’s expectations regarding its financial and business performance, including the Company’s preliminary financial results for the year ended December 31, 2024, the Company’s preliminary 2025 outlook regarding its cash-runway and the Company’s ability to continue as a going concern. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed N.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2025	By:	/s/ Shawn Leland
	Name:	Shawn Leland
	Title:	Chief Executive Officer